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Join our second webinar under the SUKAD Servant Leader Initiative
January 27th, 2021
From 12:00 to 13:00 US CST
Mounir A. Ajam
Co-Founder & CEO, SUKAD Corp
Innovator, the Uruk Program

Mounir Ajam · 2nd

Project Management Author, Entrepreneur, Speaker, and Advisor | The Innovator behind the SUKAD Way Project Management Framework | Leading the Uruk Program |

Houston, Texas, United States · 500+ connections · Contact info

SUKAD Corp

University of Califori Berkeley

Providing services

Project Management, Program Management, Management Consulting, Change Management, Leadership Development, Public Speaking, Team Building, Corporate Training, and Executive Coaching

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I have dedicated more than a decade of my career on developing the #SUKADway...

earners Case
tudies
you want this e-book?
re is a link
ps://sukad.com/file/LearnersCaseStudie
df, but it would require registration on
website ☺
2020
CAMMP™ Case Studies & Simulations Series
Mounir A. Ajam

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Experience



SUKAD Corp
15 yrs 6 mos

○ **Co-Founder and CEO**
Jun 2019 – Present · 1 yr 8 mos
United States

SUKAD Corp is the third generation of SUKAD. SUKAD has been operating from the UAE since 2004 but as we transform to the third generation we are moving our base to the United States of America.

The new SUKAD is not about changing home base only. It is mostly to expand our integrated project portfolio management services and solutions to the Americas and globally. We have five areas of focus all revolving about the core of The SUKAD Way for Managing Projects.

...see mor

○ **Innovator, The Uruk Program**
Nov 2020 – Present · 3 mos
United States

The project management innovator behind the SUKAD Way Project Management Framework and its digital counterpart, the Uruk Platform.

The Uruk Platform, which we also label as the Engine of Project Success, is a pionee ...see mor



PM Advisor
Apr 2018 – Present · 2 yrs 10 mos
Anywhere



Board Of Directors
Jul 2019 – Present · 1 yr 7 mos
United States

Member of the board of directors for SUKAD Corp



Author: Leading Megaprojects, a Tailored Approach
Full-time
Dec 2018 – Jan 2020 · 1 yr 2 mos
United States

Leading Megaprojects, a Tailored Approach is a book that will be published by CRC Press, a Taylor & Francis company. The book is in two major parts; Part A covers the main book section and knowledge source, whereas Part B is a brief simulation of a realistic megaproject.

...see mor

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Adjunct Professor

SKEMA Business School

Jan 2010 – Dec 2011 · 2 yrs

Design, develop, and conduct a Master Certificate in Project Management (postgraduate program) based on the SUKAD's developed Customizable and Adaptable Methodology for Managing Projects (CAM2P).

...see mor

Continuous Excellence & Human Resource Development

Saudi Aramco

Dec 2000 – Aug 2005 · 4 yrs 9 mos

Saudi Arabia

Responsible for professional training and development of personnel in project management including professional project management certifications, training/teaching professional seminars.

Project Control Consultant

BASF

Oct 1998 – Dec 2000 · 2 yrs 3 mos
Houston, Texas Area

Provide project control services on a mega joint venture project, which was developing a world scale petrochemical plant.

Manager - Project Support Office

ExxonMobil Chemical

Aug 1990 – Aug 1998 · 8 yrs 1 mo
Houston, Texas Area

Held various positions at Exxon Chemical at that time, starting with estimating engineer and moving to project engineer, lead estimating engineer, cost engineer, project control engineer, and left Exxon as a Projects Controls Manager on a multi-project arrangement

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Education



University of California Berkeley

MS, Engineering and Construction Mgmt
1989 – 1990
Activities and Societies: American Society of Civil Engineers, Chi Epsilon (Civil Engineering Honor Society)

Volunteer support at the time of the October 1989 Earthquake in the Bay area. Graduated with high GPA in this intensive program, while working part time for a consulting company.

University of Houston

BS, Civil Engineering
1982 – 1987

Activities and Societies: Chi Epsilon (Civil Engineering Honor Society), American Society of Civ
Engineers, International Student Association, also started a Lebanese Student Club

Cooperative Education participant, worked at the Houston Lighting and Power Co for four
semesters. Won the Cooperative Education Excellence Award for combining excellence at work
and on campus. Dean's List many time and leading to graduating with honor

PMI Leadership Institute Masters Class

Volunteers Leadership Certificate, Leadership Program
2006 – 2007
Activities and Societies: Numerous activities on motivations, leadership, volunteer's leadership
team work

This one year program is designed for volunteer leaders and to help prepare them for higher
roles as leaders of the organization.

Licenses & certifications

Licensed Engineer

Lebanese Ordre of Engineers and Architects
Issued Aug 1987 · No Expiration Date

Green Project Manager

GPM Global (Green Project Management®)
Issued Mar 2016 · Expired Mar 2019

Risk Management Professional (PMI-RMP)

Project Management Institute
Issued Mar 2014 · Expired Mar 2017
Credential ID 1707381

See credential

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Volunteer experience

Advisory Group Member: Registered Education Provider Program

Project Management Institute (PMI)
Jan 2005 – Dec 2007 · 3 yrs
Education

Part of an eight-member advisory group providing support to the Project Management Institute and advising on matters related to PMI Registered Education Provider (REP) program.

Congress Project Action Team

Project Management Institute (PMI)
Jan 2008 – May 2008 · 5 mos
Education

Part of a five-member team providing support and guidance on organizing the PMI Congress for Europe Middle East and Africa which took place in Malta.

Co-Founder and Board of Directors Chairperson

Global Project and Process Management Association
2006 – 2010 · 4 yrs
Education

Working with a group of other volunteers and the support of Dubai Knowledge Village, established GPPMA in Dubai.

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